UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
(Amendment No. 2)

Under the Securities Exchange Act of 1934

HERITAGE-CRYSTAL CLEAN, INC.
 (Name of Issuer)

Common Stock
(Title of Class of Securities)

42726M 10 6
 (CUSIP Number)

December 31, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐Rule 13d-1(b)
☐Rule 13d-1(c)
☒Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 42746M 10 6	Schedule 13G

1.	NAME OF REPORTING PERSON IRS. IDENTIFICATION NUMBER. OF ABOVE PERSON (ENTITIES ONLY) Donald Brinckman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER 543,021
6.	SHARED VOTING POWER None
7.	SOLE DISPOSITIVE POWER 543,021
8.	SHARED DISPOSITIVE POWER None
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 543,021
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.8% based on 14,220,321 shares of Common Stock outstanding as of October 8, 2010.
12.	TYPE OF REPORTING PERSON IN

CUSIP No. 42746M 10 6	Schedule 13G

Item 1.
(a)           Name of Issuer:

Heritage-Crystal Clean, Inc.

(b)           Address of Issuer’s Principal Executive Offices:

2175 Point Boulevard, Suite 375, Elgin, Illinois  60123

Item 2.
(a)           Name of person filing:

Donald Brinckman

(b)	Address of principal business office or, if none, residence:

c/o Heritage-Crystal Clean, Inc.
2175 Point Boulevard, Suite 375, Elgin, Illinois 60123

(c)	Citizenship:	USA

(d)	Title of Class of Securities:	Common Stock

(e)	CUSIP Number:	42726M 10 6

Item 3.	If this statement is filed pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.                   Ownership.

See cover page.

Items 5 - 10.

Not applicable.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following:   ☒

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 14, 2011.

/s/ Donald Brinckman
Donald Brinckman